SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 11, 2006

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K and incorporated herein is the Registrant’s press release dated May 11, 2006, entitled “Scailex Corporation (formerly: Scitex Corporation) Announces First Quarter 2006 Results”.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

May 11, 2006

NEWS

FOR IMMEDIATE RELEASE

Scailex Corporation (formerly: Scitex Corporation) Announces First Quarter 2006 Results

—	Scailex Corporation reports net income of $6.1 million
—	Scailex Vision received additional $7.7 million from HP

Tel Aviv, Israel - May 11, 2006. Scailex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced its unaudited financial results for the first quarter ended March 31, 2006.

Sale of Scailex Vision’s Business to HP

In connection with the sale by Scailex Vision (Tel-Aviv) Ltd. (previously known as Scitex Vision Ltd.) (SV) of its business to Hewlett-Packard Company (HP) in November 2005, Scailex Corporation recognized a capital gain on its financial statements for the first quarter of 2006 in the amount of approximately $2.9 million. This was as a result of additional consideration of approximately $6.6 million paid to SV by HP in April 2006, to account for a net working capital adjustment pursuant to the sale agreement. HP also transferred to SV funds in an aggregate amount of $1.1 million that were retained by SV’s subsidiaries following the closing of the sale.

As previously reported, HP had acquired SV’s business for $230 million in cash paid at closing, of which $24 million is being retained in escrow for 24 months to cover possible indemnification claims and tax payments related to 2005. As a consequence of the sale of SV’s business, it is probable that Scailex Corporation will be classified as a passive foreign investment company for U.S. federal income tax purposes in 2006.

Results of Operations

In light of the sale of the SV’s business to HP, the results of operations of Scailex Corporation for the first quarter of 2006, including Jemtex, a development stage majority owned subsidiary, include no revenues. The operating loss in the first quarter of 2006 was $1.5 million compared to an operating loss of $1.6 million in the first quarter of 2005. Scailex Corporation reported net income in the first quarter of 2006 of $6.1 million compared to net income of $1.8 million in the first quarter of 2005. The net income this quarter is primarily attributable to gain recorded from the additional consideration received from HP (classified as Income from discontinued operations), and from a $2.6 million dividend received from RealTimeImage Ltd. (RTI) (classified as Other Income – net), following the sale of RTI’s business to IDX Systems Corporation in mid 2005, as well as financial income of $2.6 million. Said income was off-set by operating expenses and taxes on income of $1.9 million.

Balance Sheet and Cash Flow

As previously reported, in February 2006, SV distributed a net dividend of approximately $135 million to its shareholders, of which approximately $101 million was paid to Scailex Corporation. Scailex Corporation is expected to receive an additional $15 million to $20 million from SV, out of Scailex Vision’s remaining funds (excluding its share of the funds in escrow, if and when such funds are released).

Cash, cash equivalents and investments in securities at the end of the first quarter of 2006 at Scailex Corporation and its wholly-owned subsidiaries amounted to $245.7 million. Cash and cash equivalents at SV at the end of the first quarter of 2006 amounted to $45.6 million (excluding the $24 million retained in escrow and the funds received from HP in mid-April).

Conference Call
Scailex will be holding a conference call to discuss its first quarter of 2006 on Monday, May 15, 2006 at 10:00 a.m. EST (7:00 a.m. Pacific time, 3:00 p.m. GMT, 5:00 p.m. Israel time). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.Scailex.com. A replay of the conference call will be available shortly after the call during the seven days following the conference call (until midnight May 22, 2006) at the following numbers:

US:	1-800-475-6701
Intl:	1-320-365-3844
Access code:	828995

Scailex Corporation Ltd.

Scailex Corporation shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.Scailex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) our absence of significant operations following the sale of the business of Scailex Vision and uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities, (2) the fact that our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or PFIC, (3) changes in domestic and foreign economic and market conditions, (4) the impact of the Company’s accounting policies, (5) risks relating to pursuing strategic alternatives, (6) risks and uncertainties associated with the tax and accounting consequences of the sale of the business of Scailex Vision, (7) risks and uncertainties relating to the Company’s plans for its financial assets following the sale of Scailex Vision, (8) the fact that we may be deemed an “investment company” under the Investment Company Act of 1940 under certain circumstances (including as a result of the investments of assets following the sale of the operations of Scitex Vision), and/or the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”, and (9) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission, including without limitation, those set forth under such headings as “Risk Factors” and “Trend Information” in the Company’s Annual Report on Form 20-F. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Contact

Scailex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@Scailex.com

(Tables to Follow)

SCAILEX CORPORATION LTD. (AN ISRAELI COMPANY) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Quarter ended March 31,
	2006 (Unaudited)	2005 (Unaudited)

Expenses
Research and development, net	578	484
Marketing, General and administrative	817	810
Amortization of intangible assets	74	304

Operating loss	(1,469)	(1,598)

Financial Income - net	2,618	875
Other income (expenses) - net	2,466	(32)

Income (loss) before taxes on income	3,615	(755)

Taxes on income	(421)	(226)

	3,194	(981)

Share in results of associated company	0	(105)

Minority interest in a subsidiary	(145)	0

Net income (loss) from continuing operations	3,049	(1,086)
Net Income from discontinued operations	3,009	2,867

Net income	6,058	1,781

Earnings (loss) per share - basic
Continuing operations	$0.08	$(0.03)
Discontinued operations	$0.08	$0.08

	$0.16	$0.05

Earnings (loss) per share - diluted
Continuing operations	$0.08	$(0.04)
Discontinued operations	$0.08	$0.08

	$0.16	$0.04

Weighted average number of shares used in
computation of EPS (in thousands) - basic	38,066	38,066

computation of EPS (in thousands) - diluted	38,138	38,138

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	March 31, 2006 (Unaudited)	December 31 2005 (Audited)

Assets

Current assets:
Cash and cash equivalents	212,192	200,350
Short-term investments	32,523	30,405
Restricted deposit	0	5,165
Other receivables	511	583
Deferred income taxes	1,097	1,260
Current Assets of discontinued operations	50,457	80,754

Total current asssets	296,780	318,517

Investments and other non-current assets
Securities held-to-maturity	27,713	29,707
Other investments and prepaid expenses	819	1,540
Funds in respect of employee rights upon retirement	607	613

	29,139	31,860

Property and Equipment, net of
accumulated depreciation and amortization	82	82
Intangible Assets, net of accumulated amortization	485	559

	326,486	351,018

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	498	329
Income taxes payable	14,037	13,660
Accrued and other liabilities	987	1,507
Current liabilities related to discontinued operations	30,985	30,822

Total current liabilities	46,507	46,318

Long-term liabilities:
Liability for employee rights upon retirement	733	715
Long-term liabilities related to discontinued operation	1,192	1,192

Total long-term liabilities	1,925	1,907

Total liabilities	48,432	48,225

Minority interest of discontinued operation	10,297	41,190

Shareholders' equity	267,757	261,603

	326,486	351,018